2.  Endorsements


Endorsement - Dollar Cost Averaging Account

The Six Month Fixed Interest Option paragraph of the Fixed Account Section of this Contract is replaced with the following:

Dollar Cost Averaging Option. Amounts may be allocated to only one of the Dollar Cost Averaging Accounts of the Eligible Fixed Interest Options shown in the Additional Contract Specifications. During the dollar cost averaging period an additional dollar cost averaging account cannot be selected. If the dollar cost averaging account is terminated at the request of the Contract Owner, the remaining balance will be transferred to the 1 Year Fixed Interest Account unless otherwise directed by the Contract Owner.

Amounts held in a Dollar Cost Averaging Account of the Eligible Fixed Interest Options will be credited with interest at effective annual rates declared by the Company. The declared interest rate will apply from the date of the allocation to the account through the end of the dollar cost averaging period. The dollar cost averaging period begins on the first day of the calendar month following the allocation. At the expiration of the dollar cost averaging period, the Company will declare a rate not less than 3% for a new dollar cost averaging period.

The terms of this Endorsement shall override any inconsistent or conflicting provisions in the Contract and is made a part of the Contract upon attachment.

The Effective Date of this Endorsement is the Contract Date.

Philadelphia, Pennsylvania
(Included at Issue)

The Penn Mutual Life Insurance Company

Endorsement No. 1721-01